COMMISSION FILE

No. 1-8887

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2002

TransCanada PipeLines Limited

(Translation of Registrant’s Name into English)

450 — 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada

(Address of Principal Executive Offices)

                (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                Form 20-F              ☐                            Form 40-F              ☒

                (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                         ☐                            No                           ☒

I

The documents listed below in this Section and filed as Exhibits 4.202 and 4.204 to this Form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby are) incorporated into the following registration statements under the Securities Act of 1933 of TransCanada PipeLines Limited.

Form	Registration No.
S-8	33-00958
S-8	333-5916
S-8	333-8470
S-8	333-9130
F-3	33-13564
F-3	333-6132

4.202                                                                     Comparative interim unaudited consolidated financial statements of the registrant for the period ended September 30, 2002 (included in the registrant’s Third Quarter 2002 Report to Shareholders).

4.204                                                                     U.S. GAAP reconciliation information regarding the comparative interim unaudited consolidated financial statements of the registrant contained in the registrant’s Third Quarter 2002 Report to Shareholders.

II

The documents listed below in this Section and in the Exhibit Index to this Form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby are) incorporated by reference in the Registration Statements on Form F-9 under the Securities Act of 1933 (Reg. No. 333-6748, Reg. No. 333-9610 and Reg. No. 333-12898) of TransCanada PipeLines Limited as additional Exhibits having the reference numbers indicated.

4.202                                                                     Comparative interim unaudited consolidated financial statements of the registrant for the period ended September 30, 2002 (included in the registrant’s Third Quarter 2002 Report to Shareholders).

4.203                                                                     Schedule of earnings coverage ratios calculated at September 30, 2002.

4.204                                                                     U.S. GAAP reconciliation information regarding comparative interim unaudited consolidated financial statements of the registrant contained in the registrant’s Third Quarter 2002 Report to Shareholders.

4.205                                                                     Comfort letter of KPMG LLP dated November 1, 2002.

4.206                                                                     Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

4.207                                                                     Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.

Controls and Procedures

(a)

Evaluation of disclosure controls and procedures.  Our chief executive officer and our chief financial officer, after evaluating the effectiveness of the company's "disclosure controls and procedures" (as defined in the Securities Exchange Act of 1934 Rules 13a-14(c) and 15-d-14(c)) as of a date (the "Evaluation Date") within 90 days before the filing date of this quarterly report, have concluded that as of the Evaluation Date, our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and our consolidated subsidiaries would be made known to them by others within those entities.

(b)

Changes in internal controls.  There were no significant changes in our internal controls or to our knowledge, in other factors that could significantly affect our disclosure controls and procedures subsequent to the Evaluation Date.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA PIPELINES LIMITED

By:	/s/ Russell K. Girling
Russell K. Girling
Executive Vice-President, and Chief Financial Officer

By:	/s/ Lee G. Hobbs
Lee G. Hobbs
Controller

November 1, 2002

Certificate Pursuant to Section 302

Of the Sarbanes-Oxley Act

I, Harold N. Kvisle, certify that:

1.	I, Harold N. Kvisle have reviewed this quarterly report on Form 6-K of TransCanada PipeLines Limited;

2.

Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.

Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

	c)	presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated October 29, 2002

/s/ Harold N. Kvisle
Harold N. Kvisle
President and Chief Executive Officer

Certificate Pursuant to Section 302

Of the Sarbanes-Oxley Act

I, Russell K. Girling, certify that:

1.	I, Russell K. Girling have reviewed this quarterly report on Form 6-K of TransCanada PipeLines Limited;

2.

Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3.

Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

	b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

	c)	presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.

The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated October 29, 2002

/s/ Russell K. Girling
Russell K. Girling
Executive Vice-President and
Chief Financial Officer

EXHIBIT INDEX

4.202                                                                     Comparative interim unaudited consolidated financial statements of the registrant for the period ended September 30, 2002 (included in the registrant’s Third Quarter 2002 Report to Shareholders).

4.203                                                                     Schedule of earnings coverage ratios calculated at September 30, 2002.

4.204                                                                     U.S. GAAP reconciliation information regarding the comparative interim unaudited consolidated financial statements of the registrant contained in the registrant’s Third Quarter 2002 Report to Shareholders.

4.205                                                                     Comfort letter of KPMG LLP dated November 1, 2002.

4.206                                                                     Certification of Chief Executive Officer regarding Periodic Report containing Financial Statements.

4.207                                                                     Certification of Chief Financial Officer regarding Periodic Report containing Financial Statements.